Exhibit 99.1

NEWS RELEASE

Toronto, September 7, 2017

Franco-Nevada to add to its Cobre Panama precious metals stream

Franco-Nevada is pleased to announce that its wholly-owned subsidiary, Franco-Nevada (Barbados) Corporation (“FNB”), has agreed with First Quantum Minerals Ltd. (“First Quantum”) to terms for an additional precious metals stream from the Cobre Panama project for a purchase price of US$178 million. FNB may syndicate one-third of the transaction to a third party and the transaction is subject to final documentation.1  First Quantum intends to use the proceeds to partially fund its previously announced acquisition of an additional 10% interest in Cobre Panama from one of its joint venture partners, LS Nikko Copper Inc.2

“We are pleased to support our partner and increase our interest in the Cobre Panama project,” said David Harquail, CEO of Franco-Nevada. “First Quantum has made tremendous progress de-risking the project and advancing it toward commissioning in late 2018.”

Transaction Highlights

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Growth:  Cobre Panama is one of the world’s largest copper-gold-silver-molybdenum porphyry projects.  The project was recently reported to be over 60% complete and is scheduled to ramp up production beginning in late 2018.  First Quantum anticipates further potential expansions underpinned by the scale and high quality of the resource.[3]

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Strong Margins:  FNB will initially pay an on-going price of 20% of the spot price of gold and silver until 302,000 ounces of refined gold and 4.8 million ounces of refined silver have been delivered.  This additional stream will have higher margins than the existing stream for the current mine plan.  Thereafter, the on-going price will increase to 50% of the prevailing spot price of gold and silver.

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Purchase Price:  The US$178 million purchase price will be paid as a one-time advance payment upon closing of the transaction which is expected to occur by the end of September. No additional pro-rata funding will apply to the additional stream.

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Stream Terms:  The terms of the additional stream, other than the ongoing price, will mirror FNB’s existing stream on Cobre Panama, including initially linking precious metals deliveries to copper in concentrate shipped for approximately the first 25 years of production.[4]

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and stream company with the largest and most diversified portfolio of cash-flow producing assets.  Its business model provides investors with gold price and exploration optionality while limiting exposure to many of the risks of operating companies.  Franco-Nevada is debt free and uses its free cash flow to expand its portfolio and pay dividends.  It trades under the symbol FNV on both the Toronto and New York stock exchanges.  Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Paul Brink	Stefan Axell
SVP Business Development	Director, Corporate Affairs
416-306-6305	416-306-6328
info@franco-nevada.com

[1] – All figures in this press release, unless otherwise noted, should be reduced by 33% to determine FNB’s attributable share of the additional stream, post-syndication.  Closing is not subject to the syndication of the transaction.

[2] – First Quantum announced on September 1, 2017 its agreement to acquire LS-Nikko Copper's 50% interest in Korea Panama Mining Corporation, a 50/50 joint venture company with Korea Resources Corporation, which holds a 20% interest in Minera Panamá S.A., which holds the concession for Cobre Panama.

[3] – First Quantum’s plan is to construct the Cobre Panama processing plant with an initial capacity of 74 mt per year expanding to 90 mt per year. First Quantum has reported that the project is fully permitted, construction is over 60% complete and phased commissioning is slated for 2018 with ramp up continuing in 2019.  Please refer to First Quantum’s public disclosure on its website and SEDAR for further details on Cobre Panama.

[4] – The following table sets out the attributable deliveries and thresholds to FNB under the additional stream post-syndication.

	Delivery period 1	Delivery period 2	Delivery period 3

Au oz delivered	0 to 67,670	67,670 to 143,731	> 143,731
Delivery terms	10.1 oz Au per 1 mm lbs Cu	6.8 oz Au per 1 mm lbs Cu	5.3% of Au in concentrate

Ag oz delivered	0 to 824,268	824,268 to 2,489,971	> 2,489,971
Delivery terms	115.2 oz Ag per 1 mm lbs Cu	148.7 oz Ag per 1 mm lbs Cu	5.2% of Ag in concentrate

Forward Looking Statements

This press release contains “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities and the acquisition of the additional Cobre Panama stream and its expected impact on future performance and results of operations. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces (“GEOs”) are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources and GEOs will be realized. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not Franco-Nevada is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; and the integration of acquired assets. The forward looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; Franco-Nevada’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; risks related to the additional Cobre Panama stream and its completion; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements and investors should not place undue reliance on forward looking statements due to the inherent uncertainty therein. For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.